EXHIBIT 8

LIST OF SUBSIDIARIES

We have three significant subsidiaries, all of which are Israeli entities:

—	Matav Investments Ltd.

—	Cable Systems Media Haifa-Hadera Ltd.

—	Matav Infrastructure 2001 L.P.